February 14, 2006

     Mail Stop 4561

By U.S. Mail and facsimile to (201) 587-8385

Donald M. Petroski
President, Chief Financial Officer and Director
Air Brook Airport Express, Inc.
115 West Passaic Street
Rochelle Park, NJ  07662

Re:	Air Brook Airport Express, Inc.
	Form 10-KSB filed January 31, 2006
	File Number: 33-09218

Dear Mr. Petroski:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


*    *    *    *    *    *    *


Form 10-KSB filed January 31, 2006

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 3

1. Please revise your filing to provide a more robust analysis of the reasons for fluctuations in various line items of your financial statements. For example, it is unclear why revenue decreased 4.2% to
$59,047 for the year ended October 31, 2005 while operational expenses deceased 46% to $6,680 over the same period. Refer to
Section III.B.4 of SEC Interpretative Release 33-8350/34-48960.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F1

2. While we note the report of your independent public accounting firm is on the letterhead of Robert G. Jeffrey, CPA, the opinion does not comply with Rule 2-02 (a)(2) of Regulation S-X. Please revise to include the signature block below the opinion and above the city, state and date issued.

Note 3. Summary of Significant Accounting Policies, page F7

3. It appears from your disclosures that you recognize revenue on a cash basis once daily sales reports are received from Air Limo. Please revise your policy footnote concerning revenue recognition to clarify whether you accrue revenue at the end of each reporting period to the extent that either daily reports have not been received as of period end and/or to the extent that parking revenues have been earned but not collected by Air Limo.

Note 6. Income Taxes, page F8

4. For each period presented, please revise to include a reconciliation of the differences between the statutory federal income tax and the effective tax rate as well as the components of income tax expense attributable to each tax jurisdiction (i.e. federal and state). Refer to paragraph 45 and 47 of SFAS 109.

Changes In and Disagreements With Accountants on Accounting and
Financial Disclosure

General

5. Please revise Item 8 of your Form 10-KSB to include the disclosures required by Items 307 and 308(c) of Regulation S-B regarding disclosure controls and procedures.


Certification of Officers, page 7

6. The disclosures you provide on page 7 regarding certification of officers are not consistent with the actual certifications you filed as exhibits 31 and 32. Please revise Item 13 of your Form 10-KSB to include only a list of the items filed as exhibits.

Exhibits

Certifications Pursuant to Sections 302 and 906 of the Sarbanes-
Oxley
Act of 2002

7. When you file your amended Form 10-KSB, please revise the date of your officer certifications on Exhibits 31 and 32 accordingly.

*    *    *    *    *    *    *

      As appropriate, please amend your filing or respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review, as appropriate. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



 In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Lisa Haynes at (202) 824-5398 or me at (202) 942-1783 if you have questions.


								Sincerely,


								John P. Nolan
								Accounting Branch Chief


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Air Brook Airport Express, Inc.
Donald M. Petroski
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